March 22, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IperionX Limited
Form 20-F/A for the Fiscal Year ended June 30, 2023
Filed February 20, 2024
Response Dated February 20, 2024
File No. 001-41338

To Whom It May Concern:

On behalf of IperionX Limited (the “Company”), this letter responds to your letter, dated March 1, 2024 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 20-F/A for the Fiscal Year ended June 30, 2023, filed on February 20, 2024.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 20-F for the Fiscal Year ended June 30, 2023

General

1.
We note from your response to prior comment 1 that you would prefer to limit furnishing quarterly financial information and certain other information previously filed in Australia to quarterly financial information for the quarters ended September 30, 2023 and December 31, 2023, and that you agree to timely furnish on future Form 6-Ks future quarterly financial and other information you file in Australia.

However, we continue to believe that you should furnish all material information, including quarterly financial information, that you previously filed in Australia beginning from the effective date of your registration statement, i.e. on or after June 15, 2022.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

Response 1: We respectfully acknowledge the Staff’s comment and undertake to promptly furnish on Form 6-K in the future all information required to be furnished pursuant thereto, including material information filed with the Australian Securities Exchange (“ASX”).  We also advise the Staff that we have reviewed all of our filings with the ASX and the Commission since the effectiveness of our registration of American Depositary Shares under the Exchange Act of 1934 (the “Exchange Act”) in June 2022.  As a result of that review, we have today furnished on Form 6-K attaching (i) a quarterly report for the quarter ended June 30, 2022, (ii) a notice of annual general meeting/proxy form dated October 7, 2022, (iii) a press release dated November 1, 2022, (iv) a press release dated November 17, 2022, (v) results of annual general meeting dated November 25, 2022, (vi)  a press release dated January 18, 2023, (vii) a notice of general meeting/proxy form dated May 16, 2023, (viii) results of annual general meeting dated June 16, 2023 and (ix) a press release dated August 24, 2023.

We advise the Staff that we are in the process of implementing additional procedures to ensure that all information required to be furnished on Form 6-K under the Exchange Act will be so furnished in a timely manner in the future.  In this respect, we note that we have recently hired a U.S.-based Chief Financial Officer and additional staffing to further enhance our disclosure controls and procedures.

Information on the Company, page 52

2.
We note your response to prior comment 2, indicating disclosure was made in the amendment to provide clarification with respect to your cut-off grade. However, it remains unclear how the cut-off grade details provided in your amendment and response support the 0.4% THM cut-off grade and it appears that your revenue cost break even calculation may be using a 2.2 THM%, which is the average grade of the mineral resource, rather than the 0.4% cut-off grade. For example, based on the information in Annex A, including the THM%, the THM assemblage %, the recovery factors, the mineral pricing, and the royalty rate, it does not appear that the revenue generated from a 0.4% THM block of material would cover the production cost.

As defined in Item 1300 of Regulation S-K, the cut-off grade is the grade that determines the destination of the material during mining, i.e. for the purposes of establishing the prospects of economic extraction, it is the grade that distinguishes material deemed to have no economic value from material deemed to have economic value. Tell us how the 0.4% THM cut-off grade you have disclosed is consistent with this definition in your view, and provide us with the calculations you believe demonstrate consistency with the details in the amendment and Annex A of your response.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

Response 2: In response to the Staff’s comment, we will revise the disclosure in our Form 20-F as set forth in Annex A attached hereto. We disclosed a cut-off grade of 0.4% THM for our mineral resource when, in fact, it was constrained by an economic pit shell based upon a 1.0% THM cut-off grade. As such, we propose to revise our previous disclosures in our Form 20-F to refer to the cut-off grade of 1.0% THM. The cut-off grade of 1.0% THM has been calculated using a revenue cost break-even calculation and we provide the underlying calculations as set forth in Annex B attached hereto.

We note that within our economic pit shell, there are some blocks of sub 1.0% grade mineralized sand (between 0.4%-1.0% THM) that has been included into the mineral resource as this mineralized sand is expected to be mined and separated via our proposed mineral wet concentration plant, potentially providing cost and operational improvements, as set forth below. We intend to operate with a progressive rehabilitation process, and the additional cost of sending the 0.4-1.0% THM mineralized sand to a temporary stockpile plus the additional costs of re-loading and re-placement of this mineralized sand back into the mining void to ensure progressive rehabilitation would likely increase capital and operating costs; however, the cost of processing this 0.4%-1.0% mineralized sand through the mineral wet concentration plant, offset by the recovered value of the contained THM, will likely provide cost and operational improvements.

*          *          *

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

Annex A

D.	Property, Plant and Equipment

Titan Project

Overview

IperionX holds a 100% interest in the Titan Project, covering more than 11,000 acres of mineral properties in Tennessee, United States, which we consider prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.

The Titan Project is located in west Tennessee, and we believe the Titan Project has access to strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor.

At June 30, 2023, the book carrying value of the Titan Project was US$3.1 million. See note 7 to our audited consolidated financial statements for the fiscal period ended June 30, 2023 for further details.

The Titan Project is located in an area which saw past exploration from the 1950’s to the 1990’s by companies including DuPont, Kerr-McGee Corp., BHP Group, RGC Ltd and Altair International Corp. The Titan Project is also strategically located in the southeast of the United States, close to significant manufacturing capacity, including the Chemours facility in New Johnsonville, one of the world’s largest producers of titanium dioxide.

Geology and geological interpretation

The Titan Project’s location in western Tennessee represents the eastern flank of the Mississippi embayment, a large, southward plunging syncline within the Gulf Coastal Plain. This feature extends from southern Illinois to the north and to Mississippi and Alabama to the south. The embayment is filled with sediments and sedimentary rocks of Cretaceous to Quaternary age.

Mineralization at the Titan Project resides primarily in two zones within the primary McNairy Sand Formation. The main mineralized zone at the ‘Benton’ deposit is hosted stratigraphically in the lower member of the McNairy Formation.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

The ‘Camden’ deposit represents the up-dip extension of the lower portion of the McNairy Sand formation encountered at the Company’s Benton deposit. The McNairy Sand dips gently to the west and the Camden deposit represents the most easterly outcrop of this formation.

Drilling and exploration

Since securing the initial Titan Project land position in late-2020, we have focused on delineating the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during fiscal 2022 and fiscal 2023.

Our drilling was initially focused on our core property area covering approximately 3,675 acres, which we designated as the ‘Benton’ deposit. To date we have drilled 136 holes for a total of 5,428 meters at the Benton deposit. Drill assays received to-date at the Benton deposit have returned some thick zones of high-grade critical minerals near surface.

The drilling results at the Benton deposit highlight a consistent grade and thickness of mineralization averaging 31 meters thickness, and to-date has been traced for approximately 6 kilometers along strike. The mineralization appears to occur as a single, large, and coherent near-surface deposit.

In addition to the Benton deposit, exploration drilling at other properties within the Titan Project, located approximately 4 kilometers southeast of the Benton deposit, has indicated potential additional near surface, high-grade mineralization. We have designated this new discovery as the ‘Camden’ deposit. The Camden deposit represents the up-dip extension of the lower portion of the McNairy Sand formation encountered at the Benton deposit.

We recently received updated results from metallurgical test work conducted in 2023 designed to confirm process design and critical mineral product recoveries at the Titan Project, including excellent recoveries of the high value natural rutile, zircon and rare earth mineral products, as set out in the table below.

Titan Project Metallurgical Test Work Results

Product	2023 Metallurgical Test Work Recoveries
Rare Earths	83%
Rutile – Titanium	67%
Ilmenite – Titanium	80%
Premium Zircon	78%

Mineral resources

The mineral resource figures presented herein are estimates based on information available at the time of calculation. A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade, or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The reference point for mineral resources is in situ. Mineral resources are subdivided in order of increasing geological confidence into inferred, indicated and measured categories. Metric tons of mineral resources containing total heavy minerals (“THM”), included in the indicated, and inferred resources, are those contained prior to losses during metallurgical treatment. The terms “measured resource”, “indicated resource”, and “inferred resource” mean the part of a mineral resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling that is considered to be comprehensive, adequate, or limited, respectively.

Market fluctuations in the price of the underlying minerals which make up THM, as well as increased production costs or reduced metallurgical recovery rates, could change future estimates of resources.

We have reported mineral resources, prepared in accordance with Subpart 1300 requirements of the SEC as part of our exploration and evaluation activities. On July 1, 2022, we filed a technical report summary for our Titan Project, dated June 30, 2022, which was subsequently amended on May 30, 2023 and on March          , 2024. As of June 30, 2023, we have reported 431 million metric tons of mineral resources at a grade of 2.2% THM, containing 9.5 million metric tons of THM ~~at a 0.4%~~. This mineral resource is contained within a potentially economically minable open pit above a 1.0% THM cut-off grade. Slimes (“SL”) and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (“VHM”) (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, rare earth elements (“REE”), and staurolite.

The mineral resource has been constrained within a potentially economic pit shell based on a 1.0% THM cut-off grade. Within this pit shell, the mineral resource includes some sub-1.0% inter-burden material (between 0.4%-1.0% THM), which is expected to be mined and processed through the WCP. This inter-burden material has been included in the mineral resource to create a practical pit geometry, as the cost of sending this material to a temporary stockpile, before re-placement into the void for progressive rehabilitation, would likely be higher than the cost of processing this material through the WCP, offset by the value of the contained THM in the inter-burden material. The estimated economic cut-off grade of ~~0.4~~1.0% THM utilized for resource reporting purposes has been calculated using a revenue cost break even calculation, i.e., the grade at which revenue obtained is equal to the cost of producing that revenue, and is based on the following assumptions:

•	~~historical 2017 to 2021~~forecasted 2023 to 2027 annual average prices for ilmenite, rutile, rare earth concentrate and zircon as set out below;

•	recovery factors of ~~82.6~~90% for ilmenite, ~~60.9~~85% for rutile, ~~77.1~~85% for rare earth concentrate and ~~90.8~~90% for zircon;

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

•	operating cost estimates of $~~3.00~~2.50/t ROM mining, $~~3.00~~2.75/t ROM processing, $~~0.40~~0.25/t ROM transport and $~~0.90~~0.70/t ROM general and administrative costs; and

•	a royalty of 5% is included in the cut-off grade.

Historic, spot, and forecast product prices (US$/t, 2022 real terms, rounded).

Product	Historic 2017 – 2021 (annual average, US$/t)	Spot pricing*	Forecast 2023 - 2027 (annual average, US$/t)	Forecast 2028+ (annual average, US$/t)
Rare earth concentrate	$4,821**	$11,180 - $12,850	$14,325	$17,690
Rutile	$1,030	$1,960 - $2,280	$1,475	$1,285
Chloride Ilmenite	$200	$390 - $470	$305	$310
Zircon (premium)	$1,405	$2,500 - $3,025	$2,240	$1,685
Zircon (concentrate)	$630	$945 - $1,330	$1,010	$760

*Ruidow.com at June 29, 2022 and Iluka Resources.

** Please refer to table below for individual prices for REE’s that contribute to the REE concentrate price and table below for the percentage of each REE in our REE concentrate. REE historic average pricing is based on limited available data for 2017.

Historic, spot, and forecast individual REE prices (US$/kg, 2022 real terms, rounded).

Rare Earth Oxide	Historic 2017 - 2021 (annual average US$/kg)*	Spot Pricing** (US$/kg)	Forecast 2023 - 2027 (annual average US$/kg)	Forecast 2028+ (annual average US$/kg)
Lanthanum	$1.8	$1.2	$1.4	$1.4
Cerium	$1.8	$1.3	$1.5	$1.5
Praseodymium	$64.1	$143.9	$194.4	$242.4
Neodymium	$58.5	$143.9	$204.6	$255.1
Samarium	$2.0	$3.3	$4.9	$6.8
Europium	$36.4	$27.6	$34.5	$40.2
Gadolinium	$26.5	$79.0	$108.1	$130.1
Terbium	$692.2	$2,109.6	$2,419.6	$2,935.2
Dysprosium	$254.6	$371.2	$565.5	$690.6
Holmium	$76.6	$193.1	$295.5	$337.1
Erbium	$26.7	$53.7	$64.8	$73.9
Ytterbium	$16.2	$14.8	$18.6	$21.7
Lutetium	$666.1	$782.7	$900.9	$1,051.0
Yttrium	$3.8	$12.3	$16.1	$22.7

*REE historic average pricing is based on limited available data for 2017.

**Source: Argus at June 29, 2022.

Pricing has been based upon the following standard product specification requirements:

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with ~~58.68~~58.7 weight % total rare earth oxides (TREO) - as set out in the table below. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO2 + HfO2 >66%
Zircon (concentrate)	Zircon concentrate with ZrO2 + HfO2 >30%

Key product specifications of Titan-derived rare earth mineral concentrate.

Rare Earth Oxide	Concentration (weight %)
La	10.50%
Ce	21.90%
Pr	2.59%
Nd	9.85%
Sm	1.80%
Eu	0.15%
Gd	1.48%
Tb	0.20%
Dy	1.19%
Ho	0.22%
Er	0.66%
Tm	0.09%
Yb	0.54%
Lu	0.08%
Y	7.43%
TREO	58.68%

Key assumptions and parameters relating to the THM mineral resources are discussed in technical report summary for our Titan Project, dated June 30, 2022, as amended on May 30, 2023, which is as an exhibit to this annual report.

Titan Project - Mineral Resources as of June 30, 2023
Resource Category	Metric tons (in millions)	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)	Staurolite (% of THM)
Measured	-	-	-	-	-	-	-	-	-
Indicated	241	2.2	5.3	~~0.4~~1.0	11.3	9.3	39.7	2.1	15.6
Inferred	190	2.2	4.2	~~0.4~~1.0	11.7	9.7	41.2	2.2	13.7
Total	431	2.2	9.5	~~0.4~~1.0	11.5	9.5	40.3	2.1	14.8

Comparison of mineral resources as of June 30, 2023 and June 30, 2022

As a result of the annual review of the Company’s mineral resources, there has been no change to the mineral resources reported for the Titan Project. For information about the assumptions and criteria used in preparing our mineral resources, please see our technical report summary, including Section 11 (Mineral Resource Estimate), Section 13 (Mining Methods) and Section 16 (Market Studies), which is as an exhibit to this annual report.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

Mineral resource internal controls

We have internal controls for reviewing and documenting the information supporting the mineral resource estimates, describing the methods used, and ensuring the validity of the estimates. Information that is utilized to compile mineral resources is reviewed by appropriate QPs and is subject to our internal review process, which includes an internal peer-review. The QP reviews and validates the reasonableness of the criteria used for the purposes of estimating resources and reserves. We recognize the risks inherent in mineral resource and reserve estimates, such as the geological complexity, interpretation and extrapolation of data, changes in operating approach, macroeconomic conditions and new data, among others. Overestimated resources and reserves resulting from these risks could have a material effect on future profitability.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
March 22, 2024

Annex B